SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       SHARED MEDICAL SYSTEMS CORPORATION
                       (Name of Subject Company (Issuer))

                        AUTOBAHN ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                               SIEMENS CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           SIEMENS AKTIENGESELLSCHAFT
                        (Name of Filing Person (Offeror))

                                  COMMON STOCK,
                                 PAR VALUE $0.01
                                    PER SHARE
                         (Title of Class of Securities)

                                    819486101
                      (CUSIP Number of Class of Securities)


                                KENNETH R. MEYERS
                               SIEMENS CORPORATION
                               153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 258-4000

                                 with a copy to:

                         BENJAMIN F. STAPLETON III, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

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                            CALCULATION OF FILING FEE
Transaction valuation                                       Amount of filing fee
Not Applicable
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Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEMS 1 - 11.

N/A

ITEM 12. EXHIBITS

Text of Press Release issued by Siemens Corporation on May 26, 2000


                                                    CONTACT:       Thomas Varney
                                                                    212-258-4335
                                                    thomas.varney@sc.siemens.com
                                                    ----------------------------

FOR IMMEDIATE RELEASE


SIEMENS ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING
PERIOD REGARDING PENDING ACQUISITION OF
SHARED MEDICAL SYSTEMS CORPORATION

         NEW YORK, May 26, 2000 -- Siemens Medical Engineering Group (Med) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to Siemens Corporation's pending acquisition of Shared Medical Systems Corporation (NYSE: SMS).

         As previously announced, Siemens Corporation and Shared Medical Systems Corporation (SMS) have entered into a merger agreement pursuant to which a wholly owned subsidiary of Siemens Corporation, Autobahn Acquisition Corporation, commenced on May 10, 2000, an all-cash tender offer for all of SMS's outstanding common stock at a price of $73.00 per share. The tender offer is conditioned upon, among other things, there being tendered prior to the expiration date of the tender offer and not withdrawn at least a majority of the shares of common stock. The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 7, 2000, unless extended.

         The tender offer may be extended on the terms and conditions stated in the Offer to Purchase, dated May 10, 2000, which is available from Georgeson Shareholder Communications Inc., the Information Agent for the tender offer (toll-free telephone 800-223-2064), or from the Securities and Exchange Commission's web site at www.sec.gov. Any extension of the tender offer will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.

                                     - more-

EXPIRATION OF WAITING PERIOD -- page 2
--------------------------------------

         Credit Suisse First Boston Corporation is the dealer manager for the tender offer. Georgeson Shareholder Communications Inc. is the information agent.

         Siemens Medical Engineering Group is one of the world's largest suppliers of innovative products, services and complete solutions for the healthcare industry. Med covers the full spectrum of products, systems and services, ranging from advanced diagnostic and therapy imaging systems and audiology devices, to IT solutions for optimizing processes and improving efficiency in clinics and private practices. Med posted orders worth 4.14 billion euros (DM8.1 billion; $4.35 billion) and sales of 4.09 billion euros (DM8.0 billion; $4.3 billion) in fiscal 1999, and has some 19,000 employees worldwide.

         Siemens AG, the parent of Siemens Medical Engineering, is based in Munich, Germany. It designs, manufactures and markets a wide range of electrical and electronic parts and systems.

         Founded in 1969, Shared Medical Systems Corporation has over 30 years of network computing experience, operating the industry's largest Information Services Center (ISC) and Health Information Network for application hosting, e-commerce, enterprise systems management, and managed Internet services. SMS specializes in information solutions for hospitals, provides process and structural consulting, application services and manages IT infrastructures. As the premier Application Service Provider (ASP) in healthcare, SMS's ISC operates health applications for over 1,000 health providers with connections to over 400,000 customer workstations, and processes 80 million transactions each day.

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